Filed by Synchrony Financial

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

[EXCERPTS FROM SYNCHRONY FINANCIAL’S Q3 2015 WEBCAST ON OCTOBER 16, 2015]

Comments from Margaret Keane, President and Chief Executive Officer:

As most of you probably know by now, we received approval from the Federal Reserve Board to become a standalone savings and loan holding company following the completion of GE’s proposed exchange offer. This approval represents a major step forward in Synchrony Financial’s journey to become a fully independent company.

We are very pleased that we have reached this point and want to thank everyone for all the hard work that has gone into this process, including my team, our employees and the help GE provided to us, and we also want to thank the Federal Reserve and our regulators for working with us through this process.

The next step in the process is the exchange offer, where GE will exchange its shares of Synchrony Financial common stock for shares of GE common stock. At this point, we are very limited on what information we can provide around the Fed approval and the exchange offer, other than what has been made public. As a result, we will not be able to discuss any details around these issues on the call today.

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And finally, with the Fed approval to become a standalone savings and loan holding company, we look ahead to the next step in this process, the proposed exchange offer. Again, I want to acknowledge all of the hard work that has gone into this process. We are proud of having achieved the important step in our progress toward separation.

As I noted earlier, we are restricted on what we can say today, but please stay tuned on this front as additional details on the exchange offer become available.

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Additional Information

This document is for informational purposes only and is neither an offer to sell nor the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. If the exchange offer is commenced, Synchrony Financial will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, and GE will file with the SEC a Schedule TO. There can be no assurances that GE will commence the exchange offer on the terms described in this document or at all. The exchange offer will be made solely by the prospectus. The terms and conditions of the exchange offer will be more fully described in the registration statement and the Schedule TO. The prospectus, which is included in the registration statement, contains important information about GE, Synchrony Financial, the planned separation of Synchrony Financial from GE and related matters. GE will mail the prospectus to its shareholders. Investors and security holders are urged to read carefully and in its entirety the prospectus and any other relevant documents filed with the SEC by GE and Synchrony Financial, if and when they become available and before making any investment decision. None of GE, Synchrony Financial, or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether investors should participate in the exchange offer. Investors will be able to obtain a free copy of the prospectus and documents related to the exchange offer, if and when filed, and other documents filed with the SEC by GE and Synchrony Financial at the SEC’s website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This press release contains certain forward-looking statements. Forward-looking statements may be identified by words such as “outlook,” “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “will,” “should,” “may” or words of similar meaning, but these words are not the exclusive means of identifying forward-looking statements. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results could differ materially from those indicated in these forward-looking statements. Factors that could cause actual results to differ materially include global political, economic, business, competitive, market, regulatory and other factors and risks, such as: the impact of macroeconomic conditions and whether industry trends we have identified develop as anticipated; retaining existing partners and attracting new partners, concentration of our platform revenue in a small number of Retail Card partners, promotion and support of our products by our partners, and financial performance of our partners; our need for additional financing, higher borrowing costs and adverse financial market conditions impacting our funding and liquidity, and any reduction in our credit ratings; our ability to securitize our loans, occurrence of an early amortization of our securitization facilities, loss of the right to service or subservice our securitized loans, and lower payment rates on our securitized loans; our reliance on dividends, distributions and other payments from Synchrony Bank; our ability to grow our deposits in the future; changes in market interest rates and the impact of any margin compression; effectiveness of our risk management processes and procedures, reliance on models which may be inaccurate or misinterpreted, our ability to manage our credit risk, the sufficiency of our allowance for loan losses and the accuracy of the assumptions or estimates used in preparing our financial statements; our ability to offset increases in our costs in retailer share arrangements; competition in the consumer finance industry; our concentration in the U.S. consumer credit market; our ability to successfully develop and commercialize new or enhanced products and services; our ability to realize the value of strategic investments; reductions in interchange fees; fraudulent activity; cyber-attacks or other security breaches; failure of third parties to provide various services that are important to our operations; disruptions in the operations of our computer systems and data centers; international risks and compliance and regulatory risks and costs associated with international operations; alleged infringement of intellectual property rights of others and our ability to protect our intellectual property; litigation and regulatory actions; damage to our reputation; our ability to attract, retain and motivate key officers and employees; tax legislation initiatives or challenges to our tax positions and state sales tax rules and regulations; significant and extensive regulation, supervision, examination and enforcement of our business by governmental authorities, the impact of the Dodd-Frank Act and the impact of the CFPB’s regulation of our business; changes to our methods of offering our CareCredit products; impact of capital adequacy rules; restrictions that limit Synchrony Bank’s ability to pay dividends; regulations relating to privacy, information security and data protection; use of third-party vendors and ongoing third-party business relationships; failure to comply with anti-money laundering and anti-terrorism financing laws; effect of General Electric Capital Corporation being subject to regulation by the Federal Reserve Board both as a savings and loan holding company and as a systemically important financial institution; GE not completing the separation from us as planned or at all, GE’s inability to obtain savings and loan holding company deregistration and GE continuing to have significant control over us; any conditions of the Federal Reserve Board approval required for us to continue to be a savings and loan holding company; our need to establish and significantly expand many aspects of our operations and infrastructure; loss of association with GE’s strong brand and reputation; limited right to use the GE brand name and logo and need to establish a new brand; GE’s significant control over us; terms of our arrangements with GE may be more favorable than what we will be able to obtain from unaffiliated third parties; obligations associated with being a public company; our incremental cost of operating as a standalone public company could be substantially more than anticipated; GE could engage in businesses that compete with us, and conflicts of interest may arise between us and GE; and failure caused by us of GE’s distribution of our common stock to its stockholders in exchange for its common stock to qualify for tax-free treatment, which may result in significant tax liabilities to GE for which we may be required to indemnify GE.

For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included in our public filings. You should not consider any list of such factors to be an exhaustive statement of all of the risks, uncertainties, or potentially inaccurate assumptions that could cause our current expectations or beliefs to change. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by law.